POLICY NUMBER: 64-MGU-12-A26174	FINANCIAL INSTITUTIONS
FI 10 01 01 10

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

POLICY CHANGE
(DISCOVERY FORM)

This endorsement modifies insurance provided under the Discovery version of the following:

FINANCIAL INSTITUTION COMPUTER CRIME POLICY
FINANCIAL INSTITUTION CRIME POLICY FOR BANKS AND SAVINGS INSTITUTIONS
FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

SCHEDULE

Change Number			Date Of Issue	Effective Date Of Change
8			08/022/2012	12:01 AM on:	08/01/2012
1.	The Named Insured is changed to:

2.	The following Insured(s) is added as a Named Insured:

3.	The following Insured(s) is deleted as a Named Insured:

4.	The Mailing Address is changed to:

5.	The Policy Period is:

	Extended to:		Reduced to:
6.	The following Insuring Agreement(s) is added to the Policy:
Insuring Agreement(s)		Single Loss Limit Of Insurance		Single Loss Deductible Amount
		$		$
		$		$
		$		$

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7.		The following Insuring Agreement(s) is deleted from the Policy:

8.		The following Insuring Agreement(s) is changed as respects the Single Loss Limit(s) Of Insurance and/or Single Loss Deductible Amount(s):
Insuring Agreement(s)	Single Loss Limit Of Insurance		Single Loss Deductible Amount
Fidelity On Premises	$ $	450,000 450,000
In Transit Forged or Altered Instruments	$ $	450,000 450,000
Forged, Altered or Counterfeit Securities Counterfeit Money	$ $	450,000 450,000
Computer Fraud Voice Initiated Transfer Fraud	$ $	450,000 450,000
Telefacsimile Transfer Fraud Uncollectible Items of Deposit	$ $	450,000 450,000
9.		The following Endorsement(s) is added to the Policy:

10.		The following Endorsement(s) is deleted from the Policy:

11.		The percentage of the Single Loss Deductible over which losses must be reported is changed to:
%
12.		Voice Initiated Transfer Fraud Insuring Agreement
The verification callback amount is changed to:		$
13.		Telefacsimile Transfer Fraud Insuring Agreement
The verification callback amount is changed to:		$
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

Application of changes affected by this endorsement:

1.	All Changes Other Than In Paragraph 2.

This change applies to loss or damage that you sustain resulting directly from an "occurrence" taking place at any time which is "discovered" by a "designated person" on or after the Effective Date Of Change. However, if a Retroactive Date endorsement is used, the provisions of that endorsement are controlling.

2.	Deletion Of Coverage

This change applies to loss or damage that you sustain resulting directly from an "occurrence" taking place on or after the Effective Date Of Change which is "discovered" by a "designated person" after the Effective Date Of Change.

3.
If this endorsement is attached to a nonaggregate limit policy, the references in this endorsement to Single Loss Limit Of Insurance and Single Loss Deductible Amount shall be deemed to mean Limit of Insurance and Deductible Amount, respectively.

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Accepted
First Named Insured:	Destra Investment Trust
Name:
Title:

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POLICY NUMBER: 64-MGU-12-A26174	FINANCIAL INSTITUTIONS
Fl DS 09 01 10

FINANCIAL INSTITUTION CRIME POLICY FOR
INVESTMENT COMPANIES DECLARATIONS

In Return For The Payment Of The Premium, And In Reliance Upon All Statements Made And Information Furnished To Us By You In Applying For This Policy, And Subject To All The Terms And Conditions Of This Policy, We Agree With You To Provide The Insurance As Stated In This Policy.

Company Name:	U.S. Specialty Insurance Company
Producer Name:	Hays Companies of Chicago, Illinois
Named Insured:	Destra Investment Trust
Mailing Address:	901 Warrenville Road, Suite 15 Lisle, IL 60532
Policy Period
From: 3/31/2012 To: 3/31/2013	12:01 AM at the Insured's mailing address shown above

	Limit	Deductible
Insuring Agreement(s)	Of Insurance	Amount
Fidelity	$300,000	$5,000
On Premises	$300,000	$5,000
In Transit	$300,000	$5,000
Forged or Altered Instruments	$300,000	$5,000
Forged, Altered or Counterfeit Securities	$300,000	$5,000
Counterfeit Money	$300,000	$5,000
Computer Fraud	$300,000	$5,000
Voice Initiated Transfer Fraud	$300,000	$5,000
Telefacsimile Transfer Fraud	$300,000	$5,000
Uncollectible Items of Deposit	$300,000	$5,000
Audit and Claim Expense	$50,000	$1,000
Coverage is provided only if an amount is shown opposite an Insuring Agreement. If the amount is left blank or "Not Covered" is inserted, such Insuring Agreement and any other reference thereto in this policy is deleted.

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If Added By Endorsement:
Insuring Agreement(s) Or Coverage(s)	Limit Of Insurance		Deductible Amount
	$ $ $ $ $	$ $ $ $ $
Percentage Of Loss Deductible Amount Over Which Losses Must Be Reported:			100%
Insuring Agreement 8. Voice Initiated Transfer Fraud The verification callback amount is: $5,000
Insuring Agreement 9. Telefacsimile Transfer Fraud The verification callback amount is: $5,000
Endorsement(s) Forming Part Of This Policy When Issued: ILCVUN06 11 Fl 20 13 01 10 Fl 20 15 01 10 Fl 10 11 01 10 Fl 10 01 01 10

Countersignature Of Authorized Representative
Name:	Andrew Stone

Title:	Authorized Representative

Signature:

Date:	May 30, 2012

FIDS 09 01 10	©Insurance Services Office, Inc., 2009	Page 2 of 2

FINANCIAL INSTITUTIONS
F1 00 15 01 10

FINANCIAL INSTITUTION CRIME POLICY FOR
INVESTMENT COMPANIES

Various provisions in this policy restrict coverage. Read the entire policy carefully to determine rights, duties and what is or is not covered.

Throughout this policy the words "you" and "your" refer to the Named Insured shown in the Declarations. The words "we", "us" and "our" refer to the Company providing this insurance.

Other words and phrases that appear in quotation marks have special meaning. Refer to Section F. Definitions.

A.	Insuring Agreements

Coverage is provided under the following Insuring Agreements for which a Limit of Insurance is shown in the Declarations and applies to loss that you sustain resulting directly from an “occurrence” taking place at any time which is “discovered” by a “designated person” during the Policy Period shown in the Declarations.

	1.	Fidelity

a.
We will pay for loss resulting directly fromdishonest or fraudulent acts committed by an “employee” acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the “employee” with the specific intent to:

			(1)	Cause you to sustain such loss; and

			(2)	Obtain an improper financial benefit for the “employee” or another person or entity.

b.
We will pay for loss or damage resulting directly from vandalism or malicious mis chief caused by an “employee” when such vandalism or malicious mischief results in loss of or damage to “electronic data”, books of account or other written or elec tronic records or “computer programs”.

		c.	As used throughout this Insuring Agree ment:

			(1)	Dishonest or fraudulent acts shall include “larceny or embezzlement”.

(2)
Improper financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments.

	2.	On Premises

a.
We will pay for loss of “property” (except for tangible items of business personal prop erty as set forth in Property Definition, Paragraph 30.c.) resulting directly from robbery, burglary, theft, common-law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from your possession, custody or control, while the “property” is lodged or deposited within offices or premises located anywhere.

		b.	With regard to Paragraph 2.a., premises of depositories shall be deemed to be your premises, but only to the extent of your in terest in “certificated securities” held by the depository.

		c.	We will pay for:

			(1)	Loss of or damage to tangible items of business personal property as set forth in Property Definition 30.c. within your offices or premises; or

			(2)	Loss from damage to the interior or exterior of your offices or premises;

resulting directly from an actual or attempted robbery, burglary, theft, common-law or statutory larceny, provided with regard to Paragraphs 2.c.(1) and 2.c.(2):
				(a)	You are:

				(i)	The owner of such tangible items of business personal property;

				(ii)	The owner of the offices or premises; or

				(iii)	Liable for such loss or damage; and

				(b)	The loss or damage is not caused by fire.

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3.	In Transit

a.
We will pay for loss of “property” (except for tangible items of business personal property as set forth in Property Definition, Paragraph 30.c.) resulting directly from robbery, theft, common-law or statutory larceny, misplacement, mysterious unexplain-able disappearance, damage thereto or destruction thereof, while the “property” is in transit anywhere in the custody of:

		(1)	A natural person acting as your messenger (or another natural person acting as a messenger or custodian during an emergency arising from the incapacity of the original messenger);

		(2)	A “transportation company” and being transported in an armored motor vehicle; or

		(3)	A “transportation company” and being transported in a conveyance other than an armored motor vehicle, provided that “property” transported in such manner is limited to the following:

(a) Records, whether recorded in writing or electronically;

(b) “Certificated securities” issued in registered form and not endorsed, or with restrictive endorsements; and

(c) “Negotiable instruments” not payable to bearer, or not endorsed or with re strictive endorsements.

b.
Coverage under this Insuring Agreement begins immediately upon the receipt of such “property” by the natural person or “transportation company” and ends immediately upon delivery to the designated recipient or its agent.

4.	Forged Or Altered Instruments

	a.	We will pay for loss resulting directly from “forgery” or alteration of any:

		(1)	Bill of exchange;

		(2)	Check or draft;

		(3)	“Acceptance”;

		(4)	“Certificate of deposit”;

		(5)	Promissory note;

		(6)	Due bill;

		(7)	Money order;

		(8)	Stock warrant;

		(9)	Order upon public treasuries;

		(10)	“Letter of credit”; or

		(11)	Other written promise, order or direction to pay sums certain in “money”.

b.
We will pay for loss resulting directly from transferring, paying or delivering “funds” or “property” or establishing credit or giving value in reliance upon any written instruction, advice or application directed to you authorizing or acknowledging the transfer, payment, delivery or receipt of “funds” or “property”, which instruction, advice or application purports to have been signed or endorsed by any “customer” to shares of an “investment company”, or by any financial institution, but which instruction, advice or application either bears a signature which is a “forgery” or has been altered without the knowledge and consent of such “customer” or financial institution.

5.	Forged, Altered Or Counterfeit Securities

	a.	We will pay for loss resulting directly from your having, in good faith, for your own ac count or for the account of others:

		(1)	Acquired, sold or delivered, or given value, extended credit or assumed liabil ity, in reliance upon any original “secu rity, document or other written record” which:

(a)
Bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a “forgery”; ]

(b) Is altered;

(c) Is lost or stolen; or

(d) Is “counterfeit”.

(2)
Guaranteed in writing or witnessed any signature upon any transfer, assign ment, bill of sale, power of attorney, “guarantee”, endorsement or other obli gation upon or in connection with any “security, document or other written re cord”.

	b.	Actual physical possession of such “secu rity, document or other written record” by you or other authorized representative is a condition precedent to your having relied on the validity of such items.

6.	Counterfeit Money

We will pay for loss resulting directly from your having, in good faith, accepted any “counterfeit money” of any country.

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7.	Computer Fraud

	a.	We will pay for loss resulting directly from a fraudulent:

		(1)	Entry of “electronic data” or “computer program” into; or

		(2)	Change of “electronic data” or “computer program” within;

any “computer system” owned, leased or operated by you or your contracted electronic data processing firm, provided the fraudulent entry or fraudulent change causes, with regard to Paragraphs 7.a.(1) and 7.a.(2):

(a) “Property” to be transferred, paid or delivered;

(b) An account of yours, or of a “customer”, to be added, deleted, debited or credited; or

(c) An unauthorized account or a fictitious account to be debited or credited.

b.
As used throughout this Insuring Agree ment, fraudulent entry or fraudulent change of “electronic data” or “computer program” shall include such entry or change made by an “employee” acting, in good faith, upon a fraudulent instruction:

		(1)	From a computer software contractor who has a written agreement with you to design, implement or service “computer programs” for a “computer system” covered under this Insuring Agreement; or

		(2)	Transmitted by “tested” telex or similar means of “tested” communication (ex cept a “telefacsimile device”) purportedly sent by a “customer”, financial institution or automated clearinghouse.

8.	Voice Initiated Transfer Fraud

a.
We will pay for loss resulting directly from you having, in good faith, transferred or delivered “funds”, “certificated securities” or  “uncertificated securities” from a “voice initiated transfer customer’s” account in reliance upon a fraudulent voice instruction transmitted by telephone purporting to have been made by:

		(1)	A “voice initiated transfer customer”;

		(2)	A person authorized by your “voice initiated transfer customer” to instruct you to make such transfers; or

		(3)	An “employee” who was authorized by you to instruct other “employees” to transfer or deliver “funds”, “certificated securities” or “uncertificated securities”;

and was received by an “employee” specifically designated to receive and act upon such voice instructions, but the voice instruction was in fact not from a person described in Paragraph 8.a.(1), 8.a.(2) or 8.a.(3).

	b.	The following condition is precedent to coverage under this Insuring Agreement:

Transfers in excess of the amount shown in the Declarations as the verification callback amount for this Insuring Agreement shall be verified by you by a callback according to a prearranged procedure.

9.	Telefacsimile Transfer Fraud

a.
We will pay for loss resulting directly from your having, in good faith, transferred or de livered “funds”, “certificated securities” or “uncertificated securities” from a “telefac simile transfer customer’s” account in reli ance upon a “tested” telefacsimile instruc tion received through a “telefacsimile device” or “computer system” purporting to have been sent by:

		(1)	A “telefacsimile transfer customer”;

		(2)	Another financial institution; or

		(3)	Another of your offices;

and which contains the name and signature of a person authorized to initiate such transfers, but which in fact proves to have been fraudulently sent without the knowledge and authorization of the “telefacsimile transfer customer” or entity whose identification it bears.

	b.	The following condition is precedent to coverage under this Insuring Agreement:

Transfers in excess of the amount shown in the Declarations as the verification callback amount for this Insuring Agreement shall be verified by you by a callback according to a prearranged procedure.

10.	Uncollectible Items Of Deposit

a.
We will pay for loss resulting directly from your having credited a “customer’s” account on the faith of any “items of deposit” which prove to be uncollectible, provided the crediting of such account causes:

		(1)	Dividends to be paid;

		(2)	Shares to be issued; or

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(3) Redemptions or withdrawals to be made;

from an account of an “investment company”.

		b.	The following condition is precedent to coverage under this Insuring Agreement:

After processing “items of deposit” for collection, you must wait the minimum number of days shown in the Declarations before paying any dividends, issuing any shares or permitting any redemptions or withdrawals with regard to such “items of deposit”.

		c.	“Items of deposit” shall not be deemed uncollectible until after your collection pro cedures have failed.

	11.	Audit And Claims Expense

		a.	We will pay for reasonable expenses in curred by you with our prior written consent:

(1)
For that part of the cost of audits or examinations conducted by independent accountants or auditors to determine the amount of loss that you sustained through dishonest or fraudulent acts committed by an “employee” that are covered under Insuring Agreement 1.; and

(2) That are directly related to the preparation of a proof of loss in support of a claim covered under Insuring Agreement 1.

		b.	Any expenses covered under this Insuring Agreement will be paid only after settlement of the covered loss under Insuring Agree ment 1.

c.
We shall have no liability to pay any such expenses under this Insuring Agreement, if the amount of the covered loss under Insur ing Agreement 1. does not exceed the De ductible Amount applicable to that Insuring Agreement.

B.	Limit Of Insurance

1.
The most we will pay for all loss (exclusive of court costs and attorneys’ fees paid by us as provided under Condition 8.c.) resulting directly from an “occurrence” is the applicable Limit of Insurance shown in the Declarations.

2.
If any loss is covered under more than one Insuring Agreement or Coverage, the most we will pay for such loss shall not exceed the largest amount available under any one of those Insuring Agreements or Coverages.

However, Paragraph B.2. shall not apply to expenses covered under Insuring Agreement 11.

C.	Deductible

1.
We will not pay for loss resulting directly from an “occurrence” unless the amount of loss exceeds the applicable Deductible Amount shown in the Declarations. We will then pay the amount of loss in excess of the Deductible Amount, up to the Limit of Insurance.

	2.	The Deductible Amount applicable to Insuring Agreement 1. shall not apply to loss covered under Insuring Agreement 1.a. which is sustained by an “investment company”.

D.	Exclusions

This policy does not cover:

1.
Loss resulting directly or indirectly from the dispersal or application of pathogenic or poi sonous biological or chemical materials, nu clear reaction, nuclear radiation or radioactive contamination, or any related act or incident.

2.
Loss or damage caused by or resulting from pollution. Pollution means the discharge, dispersal, seepage, migration, release or escape of any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals and waste. Waste includes materials to be recycled, reconditioned or reclaimed.

	3.	Potential income, including but not limited to interest and dividends, not realized by you or your “customer”.

	4.	Damages of any type for which you are legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy.

	5.	Indirect or consequential loss of any nature.

	6.	Loss resulting from any violation by you or by any “employee”:

		a.	Of law regulating:

(1) The issuance, purchase or sale of securities;

(2) Securities transactions upon security exchanges or markets;

(3) Commodity transactions upon commodity exchanges or markets; or

(4) Investment companies or investment advisers; or

		b.	Of any rule or regulation made pursuant to any such law;

unless it is established by you that the act or acts which caused the loss were dishonest or fraudulent and would have caused a covered loss to you in a similar amount in the absence of such laws, rules or regulations.

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7.	Loss or damage resulting directly or indirectly from:

	a.	War, including undeclared or civil war;

b.
Warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any govern ment, sovereign or other authority using military personnel or other agents;

	c.	Insurrection, revolution, usurped power, or action taken by governmental authority in hindering or defending against any of these; or

	d.	Riot or civil commotion outside the United States of America (including its territories and possessions), Puerto Rico and Can ada;

unless such loss or damage occurs to “property” while in transit in the circumstances recited in Insuring Agreement 3., and unless, when such transit was initiated, there was no knowledge of such action as enumerated in Paragraphs 7.a. through 7.d. on the part of any person acting for you in initiating such transit.

8.	All fees, costs and expenses incurred by you in establishing the existence or amount of loss covered under this policy, except when covered under Insuring Agreement 11.

9.		Loss:

a.
Resulting directly or indirectly from the disclosure of confidential information held by you including, but not limited to, patents, trade secrets, customer lists, financial information, personal information or credit card information;

b.
Resulting directly or indirectly from the use of confidential information of another per son or entity which is held by you including, but not limited to, financial information, per sonal information or credit card information, unless the use of such confidential informa tion results in a loss covered under Insuring Agreement 1., 7., 8. or 9.;

c.
Of or damage to confidential information, except loss of or damage to “electronic data”, books of account or other written or electronic records or “computer programs” when covered under Insuring Agreement 1.b.

10.
Loss due to liability imposed upon you as a result of the unlawful disclosure of nonpublic material information by you or by any “employee”, or as a result of any “employee” acting upon such information, whether authorized or unauthorized.

11.	Loss resulting directly or indirectly from any acts of any of your directors or trustees, except when covered under Insuring Agreement 1.

12.	Loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification or other cards:

	a.	In obtaining credit or funds;

	b.	In gaining access to any automated teller machine; or

	c.	In gaining access to point of sale terminals, customer-bank communication terminals or similar electronic terminals of electronic funds transfer systems;

whether such cards were issued, or purport to have been issued, by you or by anyone else, except when covered under Insuring Agreement 1.

13.	Loss involving “items of deposit” which are not finally paid for any reason including, but not limited to, “forgery” or any other fraud, except when covered under Insuring Agreement 1. or 10.

14.
Damages resulting from any civil, criminal or other legal proceeding in which you are alleged to have engaged in racketeering activity, unless it is established by you that the act or acts giving rise to such damages were committed by an “employee” under circumstances which result directly in a loss to you covered under Insuring Agreement 1. For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 etseq., as amended.

15.	Loss resulting directly or indirectly from payments made or withdrawals from a “customer’s” account involving erroneous credits to such account, except when covered under Insuring Agreement 1.

16.
Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, upon your demand, your “funds” or “property” held by it in any capacity, except when covered under Insuring Agreement 1. or 2.a.

17.	Loss through the surrender of property:

a.
Away from any of your offices or premises as a result of any kidnap or extortion threat, except loss of “property” in transit in the custody of any person acting as your messenger, provided that when such transit was initiated you had no knowledge of any such kidnap or extortion threat;

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	b.	Inside your offices or premises, unless first brought inside the offices or premises after receipt of the ransom or extortion demand for the purpose of paying such demand; or

	c.	Outside your offices or premises as a result of a threat to do bodily harm to a person in possession of such property, other than a messenger;

except when covered under Insuring Agreement 1.

18.	Loss caused by any “employee”, except:

	a.	When covered under Insuring Agreement 1.;or

	b.	When covered under Insuring Agreement 2. or 3. and resulting directly from misplace ment, mysterious unexplainable disappear ance or unintentional damage to or uninten tional destruction of “property”.

However, all loss or damage resulting directly or indirectly from vandalism or malicious mischief caused by an “employee” is excluded, except when covered under Insuring Agreement 1.b.

19.	Loss of property while:

	a.	In the mail; or

	b.	In the custody of any “transportation com pany”, unless covered under Insuring Agreement 3.;

except when covered under Insuring Agreement 1.

20.	Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement 1., 4., 5. or 6.

21.	Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any “loan” or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or “evidences of debt”, whether such “loan”, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement 1., 4., 5. or 10.

22.	Loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement 1., 5. or 6. However, this exclusion shall not apply to loss involving the fraudulent reproduction of a handwritten signature covered under Insuring Agreement 4.

23.	Loss resulting directly or indirectly from any e-mail instruction, except when covered under Insuring Agreement 1. or 7.

24.	Loss resulting directly or indirectly from the fraudulent use of a computer to transfer “property”, except when covered under Insuring Agreement 1. or 7.

25.	Loss resulting directly or indirectly from the introduction of a virus or other malicious instruction into your “computer system” which is designed to damage, destroy or corrupt data or “computer programs” stored within your “computer system”, except when covered under Insuring Agreement 1. or 7.

26.	Loss resulting directly or indirectly from entry or change of “electronic data” or “computer programs” in a “computer system”, except when covered under Insuring Agreement 1. or 7.

27.	Loss resulting directly or indirectly from thepreparation or modification of “computer programs”, except when covered under Insuring

Agreement 1. or 7.

28.	Loss resulting directly or indirectly from any voice instruction, except when covered under Insuring Agreement 1., 7. or 8.

29.	Loss resulting directly or indirectly from any telefacsimile instruction, except when covered under Insuring Agreement 1. or 9.

30.	Loss under Insuring Agreement 7. resulting directly or indirectly from any negotiable instrument, security, document or other written instrument which bears a forged signature, or is counterfeit, altered or otherwise fraudulent and which is used as source documentation in the preparation of “electronic data” entered into a data terminal.

31.	Loss under Insuring Agreement 7. resulting directly or indirectly from:

	a.	Mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a “computer system”;

	b.	Failure, malfunction or breakdown of elec tronic data processing media; or

	c.	Error or omission in programming or proc essing.

32.		Loss under Insuring Agreement 7. resulting directly or indirectly from the input of “electronic data” into a “computer system” terminal device either on the premises of a “customer” or under the control of such “customer” by a person who had authorized access to the “customer's” authentication mechanism.

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	33.	Loss under Insuring Agreement 7., 8. or 9. resulting directly or indirectly fromyour assumption of liability under any contract, unless the liability arises from an otherwise covered loss and would be imposed on you regardless of the existence of the contract.

	34.	Loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments.

	35.	Loss under Insuring Agreement 4. or 5. resulting directly or indirectly from your having accepted or otherwise acted upon an electronic signature or electronic record. For the purposes of this exclusion, electronic signature and electronic record have the meanings prescribed in the Electronic Signatures in Global and National Commerce Act of 2000 and the Uniform Electronic Transactions Act and any amendments thereto.

	36.	Loss caused by an “employee” if the “employee” had also committed any dishonest or fraudulent act prior to the effective date of this policy and a “designated person”, not in collusion with the “employee”, learned of that dishonest or fraudulent act prior to the effective date of this policy.

	37.	Loss resulting directly or indirectly from any dishonest or fraudulent act committed by any non-”employee” who is a securities, commodi-ties, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character.

E.	Conditions

	1.	Cooperation

You must cooperate with us in all matters pertaining to this policy as stated in its terms and conditions.

	2.	Representations

		a.	You represent that all information and statements contained in the application for this policy are true, accurate and complete. All such information and statements are the basis for our issuing this policy and shall be considered as incorporated into and consti tute a part of this policy.

		b.	Any intentional:

(1) Misrepresentation;

(2) Omission;

(3) Concealment; or

(4) Misstatement of a material fact;

in the application or otherwise, shall be grounds for the rescission of this policy.
	3.	Ownership

The “property” covered under this policy is limited to “property”:

		a.	That you own or lease;

		b.	That is held by you in any capacity; or

		c.	For which you are legally liable, provided you were liable for the “property” prior to the time that the covered loss was sustained.

However, this policy is for your benefit only. It provides no rights or benefits to any other person or organization. Any claim for loss covered under this policy must be presented by you.

	4.	Additional Offices, Premises Or Employees

If, while this policy is in force, you establish any additional offices or premises or hire additional “employees”, other than through consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices, premises or “employees” shall automatically be covered under this policy. Notice to us of an increase in the number of offices, premises or “employees” is not required and no additional premium will be charged for the remainder of the Policy Period.

	5.	Consolidation - Merger Or Acquisition

		a.	Except as provided in Paragraph 5.b., if you consolidate or merge with, or purchase or acquire the assets or liabilities of another institution:

(1) You shall notify us in writing as soon as practicable and obtain our written consent to extend the coverage provided by this policy to such consolidated or merged institution or such purchased or acquired assets or liabilities. We may condition our consent by requiring payment of an additional premium; but

(2) For the first 90 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, the coverage provided by this policy shall apply to such consolidated or merged institution or such purchased or acquired assets or liabilities, provided that all “occurrences” causing or contributing to a loss involving such consolidation, merger or purchase or acquisition of assets or liabilities, must take place after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities.

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	b.	For institutions you acquire in which you own greater than 50% of the voting stock or voting rights, coverage under this policy shall automatically become effective on the date of such acquisition with no additional premium required, provided:

(1) All “occurrences” causing or contributing to a loss involving the acquired institution must take place after the effective date of such acquisition; and

(2)
The assets of the acquired institution do not exceed 10% of your total assets as reflected in your most recent calendar quarter consolidated financial statements immediately preceding the effective date of this policy.

6.	Joint Insured

	a.	If more than one Insured is named in the Declarations, the first Named Insured shall act for itself and for every other Insured for all purposes of this policy.

	b.	We will provide each “investment company” named in the Declarations with a copy of:

(1) This policy and any amendments;

(2) Any formal filing of a claim by another Insured; and

(3) The terms of the settlement of each such claim before the execution of such settlement.

	c.	Knowledge possessed or “discovery” made by a “designated person” of any Insured shall constitute knowledge or “discovery” by all Insureds for all purposes of this policy.

	d.	An “employee” of any Insured is considered to be an “employee” of every Insured.

	e.	We will not pay more for loss or losses sustained by more than one Insured than the amount we would pay if all such loss or losses had been sustained by one Insured.

	f.	Payment by usto the first Named Insured for loss sustained by any Insured, or payment by us to any “employee benefit plan” for loss sustained by that Plan, shall fully release us on account of such loss.

7.	Change In Control Or Ownership - Notice To Us

	a.	When you learn of a change in control, you shall notify us in writing as soon as practi cable, but not to exceed 60 days from the date of such change in control setting forth:

(1) The names of the transferors and trans ferees (or the names of the beneficial owners if the voting stock or voting rights are registered in another name);

(2) The total number of voting stock owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer; and

(3) The total number of outstanding voting stock.

	b.	As used in this Condition, control is given the meaning set forth in the definition of Control found in the Investment Company Act of 1940.

	c.	Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of such change in control or ownership.

8.	Notice To Us Of Legal Proceedings Against You - Our Election To Defend

	a.	You shall notify us at the earliest practica ble moment, not to exceed 30 days after you receive notice of any legal proceeding brought to determine your liability for any loss, claim or damage which, if established, would constitute a collectible loss under this policy.

Concurrently, you shall furnish cop ies of all pleadings and pertinent papers to us.

	b.	We may, at our sole option, elect to conduct the defense of such legal proceeding, in whole or in part. If we so elect, the defense by us shall be in your name through attor neys selected by us. You shall provide all reasonable information and assistance re quired by us for such defense.

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	c.	If we elect not to conduct the defense of such legal proceeding, we will indemnify you for court costs and reasonable attor neys' fees incurred and paid by you in de fense of such legal proceeding. Our pay ment of such court costs and reasonable attorneys' fees will be in addition to any payment we make for loss covered under this policy.

However, with regard to Insuring Agreement 1., our payment of court costs and reasonable attorneys' fees shall only apply in the event that:

(1) An “employee” admits to having committed, or is adjudicated to have committed, a dishonest or fraudulent act; or

(2)
In the absence of such an admission or adjudication, an arbitrator or panel of arbitrators acceptable to both you and us, concludes that an “employee” would be found guilty of having committed a dishonest or fraudulent act;

that would be covered under Insuring Agreement 1.

	d.	For a demand that exceeds the applicable Deductible Amount shown in the Declara tions, the amount we will pay for court costs and reasonable attorneys' fees (CC&AF) in any legal proceeding as provided in Para graph 8.c. is limited as follows:

(1) Determine the percentage representing the dollar amount of the demand that could be covered if the allegations were true:

(Total Demand - Not Covered Demand) * Total Demand = X%

(2) Multiply the percentage determined in Paragraph (1) by the total amount of CC&AF incurred by the Insured to pro duce the adjusted amount of CC&AF (Adj. CC&AF).

X% x Total CC&AF = Adj. CC&AF

(3)
If the amount of the covered demand i.e., (Total Demand - Not Covered De mand) exceeds the Deductible Amount, if any, and is less than or equal to the Limit of Insurance of the applicable In suring Agreement, then our liability for payment of court costs and reasonable attorneys' fees is calculated as follows:

(Covered Demand - Deductible) -=• Covered Demand x Adj. CC&AF = Payment

(4)
If the amount of the covered demand (Total Demand - Not Covered Demand) exceeds the Limit of Insurance of the applicable Insuring Agreement plus the Deductible Amount, then our liability for payment of court costs and reasonable attorneys' fees is calculated as follows:

Limit Of Insurance * Covered Demand x Adj. CC&AF = Payment

But in no event shall we be liable for the payment of court costs and reasonable attorneys' fees that exceed the amount demanded in any such legal proceeding.

	e.	If you do not give the notices required in Condition 9.a.(1) and also in Paragraph 8.a., or if we elect not to defend any causes of action, neither a judgment against you, nor a settlement of any legal proceeding by you, shall determine the existence, extent or amount of coverage under this policy for loss sustained by you.

	f.	With regard to this condition, Paragraphs a.(5) and b. of Condition 9. apply upon the entry of such judgment or the occurrence of such settlement instead of upon “discovery” of loss. In addition, you must notify us within 30 days after such judgment is en tered against you or after you settle such legal proceeding and, subject to Condition 9.c, you may not bring legal proceedings for the recovery of such loss after the expi ration of 24 months from the date of such final judgment or settlement.

9.	Notice To Us - Proof - Legal Proceedings Against Us

	a.	Upon “discovery”, you shall:

(1)
Notify us at the earliest practicable moment, not to exceed 60 days. However, we will waive such notice if the amount of loss, in your best estimation, does not exceed the percentage of the Deductible Amount over which fosses must be reported as shown in the Declarations. If, however, you later determine that such loss does in fact exceed this percentage, then you shall notify us at the earliest practicable moment, not to exceed 15 days from the date such determination was made.

(2) Submit to examination under oath at our request and give us a signed statement of your answers.

(3) Produce for our examination all pertinent records.

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(4)	Cooperate with us in the investigation and settlement of any claim.

(5)	Within six months:

(a)	From the date of “discovery”; or

(b)	From the date you determined that the loss exceeded the percentage of the Deductible Amount over which losses must be reported as provided in Paragraph 9.a.(1);

furnish to us proof of loss, duly sworn to, with full particulars. In addition, with regard to Paragraphs 9.a.(5)(a) and 9.a.(5)(b):

(i)	“Certificated securities” listed in a proof of loss shall be identified by certificate or bond number if such securities were issued therewith.

(ii)	Proof of loss involving voice initiated transfers covered under Insuring Agreement 8. shall include verification of the callback, as required in Paragraph 8.b. of the Insuring Agreement.

(iii)	Proof of loss involving telefacsim-ile transfers covered under Insuring Agreement 9. shall include a copy of the instruction received through the “telefacsimile device” or “computer system”.

b.	Legal proceedings for the recovery of any loss under this policy shall not be brought after the expiration of 24 months from the date of “discovery” of such loss.

c.
If any limitation in this Condition is prohib ited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

d.	This policy affords coverage only in your favor. No suit, action or legal proceeding shall be brought under this policy by any one other than you.

10.	Assignment - Subrogation - Recovery

a.
In the event of payment under this policy, you shall deliver, if so requested by us, an assignment of your rights, title and interest and causes of action as you have against any person or entity to the extent of the loss payment.

b.	In the event of payment under this policy, we shall be subrogated to all of your rights of recovery against any person or entity to the extent of such payment.

c.	Recoveries, whether effected before or after any payment under this policy, whether made by us or by you, shall be applied net of the expense of such recovery:

(1)	First, to you in satisfaction of your cov ered loss in excess of the amount paid under this policy;

(2)	Second, to us in satisfaction of amounts paid in settlement of your claim;

(3)	Third, to you in satisfaction of any Deductible Amount; and

(4)	Fourth, to you in satisfaction of any loss not covered under this policy.

d.	Recovery on account of loss of securities as set forth in Condition 21.b. or recovery from reinsurance and/or indemnity by us shall not be deemed to be a recovery as used herein.

e.
This policy does not afford coverage in favor of any depository. When we indemnify you for a loss covered under this policy, you shall assign the rights and causes of action to the extent of the claim payment against the depository, or any other entity or person against whom it has a cause of action, to us.

If the rules of the depository provide that you shall be assessed for a portion of the judgment (or agreed settlement) taken by us based upon the assignment set forth above and you actually pay such assessment, then we will reimburse you for the amount of the assessment but not exceeding the amount of the loss payment made by us.

11.	Transfer Of Your Rights And Duties Under This Policy

Your rights and duties under this policy may not be transferred without our written consent.

12.	Changes

This policy contains all the agreements between you and us concerning the insurance afforded. The first Named Insured shown in the Declarations is authorized to make changes in the terms of this policy with our consent. This policy's terms can be amended or waived only by endorsement issued by us and made a part of this policy.

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a.
If the first Named Insured “investment com pany” is the sole Insured, no change to this policy which would adversely affect the rights of the “investment company” shall become effective until after advance written notice of such change has been mailed or delivered by the acting party to the Securi ties and Exchange Commission, Washing ton, D.C., at least 60 days before the effec tive date of such change.

b.
If more than one Insured is named in the Declarations, no change to this policy which would adversely affect the rights of any “in vestment company” shall become effective until after advance written notice of such change has been mailed or delivered by us to all “investment companies” named in the Declarations and to the Securities and Ex change Commission, Washington, D.C., at least 60 days before the effective date of such change.

13.	Records

You must keep records of all “property” covered under this policy so we can verify the amount of any loss.

14.	Examination Of Your Books And Records

We may examine and audit your books and records as they relate to this policy at any time during the Policy Period and up to three years afterward.

15.	Inspections And Surveys

a.	We have the right to:

(1)	Make inspections and surveys at any time;

(2)	Give you reports on the conditions we find; and

(3)	Recommend changes.

b.
We are not obligated to make any inspec tions, surveys, reports or recommendations and any such actions we do undertake re late only to insurability and the premiums to be charged. We do not make safety inspec tions. We do not undertake to perform the duty of any person or organization to pro vide for the health or safety of any workers or the public. And we do not warrant that conditions:

(1)	Are safe or healthful; or

(2)	Comply with laws, regulations, codes or standards.

c.	Paragraphs 15.a. and 15.b. apply not only to us, but also to any rating, advisory, rate service or similar organization which makes insurance inspections, surveys, reports or recommendations.

16.	Liberalization

If we adopt any revision that would broaden the coverage under this policy without additional premium within 45 days prior to or during the Policy Period, the broadened coverage will immediately apply to this policy.

17.	Premiums

The first Named Insured shown in the Declarations:

a.	Is responsible for the payment of all premi ums; and

b.	Will be the payee for any return premiums we pay.

18.	Nominees

Loss sustained by any nominee organized by you for the purpose of handling certain of your business transactions and composed exclusively of “employees” shall, for all the purposes of this policy and whether or not any partner or member of such nominee is implicated in such loss, be deemed to be a loss sustained by you.

19.	Employee Benefit Plans

The “employee benefit plans” (Plans) shown in the Declarations that are subject to the Employee Retirement Income Security Act of 1974 (ERISA) are included as Insureds under Insuring Agreement 1., subject to the following:

a.
You are responsible for selecting a Limit of Insurance for Insuring Agreement 1. that is sufficient to provide a limit of insurance for each Plan that is at least equal to that re quired under ERISA as if each Plan were separately insured.

b.	Any payment we make for loss sustained by any Plan will be made directly to the Plan.

c.
We will not apply the Deductible Amount applicable to Insuring Agreement 1. to loss sustained by any Plan up to the amount of coverage required under ERISA for that Plan at the time the loss is “discovered”. However, we will apply the Deductible Amount to that part of any loss which ex ceeds the amount of coverage required for such Plan.

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d.	If two or more Plans are insured under this policy, any payment we make for loss:

(1)	Sustained by two or more Plans; or

(2)	Of commingled “property” of two or more Plans;

resulting directly from an “occurrence”, will be made to each Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each Plan bears to the total of those limits.

e.
We will pay for loss sustained under any Plan prior to the effective date of termina tion or cancellation of this policy or of any Plan, which is “discovered” by a “desig nated person” no later than one year from the date of that termination or cancellation.

20.	Other Insurance Or Indemnity

Coverage afforded under this policy shall apply only as excess over any valid and collectible insurance or indemnity obtained by:

a.	You;

b.	A “transportation company”; or

c.	Another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger convey ing the “property” involved.

21.	Valuation - Settlement

The value of any loss for purposes of coverage under this policy shall be the net loss to you after crediting any receipts, payments or recoveries, however denominated, received by you in connection with the transaction giving rise to the loss.

Any interest or fees received by you in connection with a “loan” or any commissions or other amounts received by you in connection with a trade shall be deemed to be credits.

a.	Money

Loss of “money”, or loss payable in “money”, will be paid, at your option:

(1)	In the “money” of the country in which the loss was sustained; or

(2)	In the United States of America dollar equivalent determined by the rate of exchange published in The Wall Street Journal on the day the loss was “discovered”.

b.	Securities

(1)
We will settle in kind our liability under this policy on account of loss of securi ties or, at your option, will pay you the cost of replacing such securities, deter mined by the market value of such secu rities at the close of business on the day the loss was “discovered”. However, if prior to such settlement you shall be compelled by the demands of a third party or by market rules to purchase re placement securities, and you give writ ten notification of this to us, the cost in curred by you shall be taken as the value of those securities.

In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding their expiration.

(2)
If the applicable coverage of this policy is subject to a Deductible Amount and/or is not sufficient in amount to indemnify you in full for the loss of securities for which claim is made under this policy, our liability under this policy is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the limit of such applicable cov erage.

c.	Electronic Data And Other Written And Electronic Records

In case of loss of or damage to:

(1)
Books of account or other written records used by you in your business, we will pay for, upon our written consent, reasonable costs to reproduce such books of account or written records, provided they are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by you in order to reproduce such books of account or other written records.

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(2)
“Electronic data” or other electronic records, upon our written consent, we will pay for reasonable costs to replace or restore such “electronic data” or electronic records, including the cost of data entry and computer consultation services. However, we will not pay for the cost to duplicate research that led to the development of your “electronic data” or electronic records. To the extent that any “electronic data” or electronic records cannot be restored, we will pay the cost to replace the media on which the “electronic data” or electronic records were stored with blank media of substantially identical type.

d.	Computer Programs

In case of loss of or damage to “computer programs”, upon our written consent, we will pay for reasonable costs to replace or restore such “computer programs”, including reprogramming and computer consultation services. However, we will not pay for the cost to duplicate research that led to the development of your “computer programs” .

e.	Other Property Not Specified Above

(1)
In case of loss of or damage to any “property” not specified in Paragraphs 21 .a. through 21 .d., we will pay the re placement cost of such “property” with out deduction for depreciation. However, we will not pay more than the least of the following:

(a)	The Limit of Insurance applicable to the lost or damaged “property”;

(b)	The cost to replace the lost or damaged “property” with “property” of comparable material and quality and used for the same purpose; or

(c)	The amount you actually spend that is necessary to repair or replace the lost or damaged “property”.

(2)	We will not pay on a replacement cost basis for any loss of or damage to “property” covered in Paragraph 21*0):

(a)	Until the lost or damaged “property” is actually repaired or replaced; and

(b)	Unless the repairs or replacement are made as soon as reasonably possible after the loss or damage.

If the lost or damaged “property” is not repaired or replaced, we will pay on an actual cash value basis.

(3)	We will, at your option, pay for loss of or damage to such “property”:

(a)	In the “money” of the country in which the loss or damage was sustained; or

(b)
In the United States of America dollar equivalent of the “money” of the country in which the loss or damage was sustained determined by the rate of exchange published in The Wall Street Journal on the day the loss was “discovered”.

(4)	Any “property” that we pay for or replace becomes our property.

f.	Set-off

Any loss covered under Insuring Agreement 1. or 10. will be reduced by a set-off consisting of any amounts owed by you to the “employee” or “customer” causing the loss.

22.	Policy Cancellation Or Termination

a.	Policy Cancellation

(1)	The first Named Insured shown in the Declarations may cancel this policy:

(a)
If the first Named Insured “investment company” is the sole Insured, by mailing or delivering to us, and then by us to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation; or

(b)
If more than one Insured is named in the Declarations, by mailing or delivering to us, and then by us to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation.

(2)	We may cancel this policy:

(a)
If the first Named Insured “investment company” is the sole Insured, by mailing or delivering to the first Named Insured and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation; or

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(b)
If more than one Insured is named in the Declarations, by mailing or delivering to the first Named Insured, to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation.

	(3)	Notice of cancellation will state the effective date of cancellation. The Policy Period will end on that date.

(4)
If this policy is cancelled, we will send the first Named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. The cancellation will be effective even if we have not made or offered a refund.

	(5)	If notice is mailed, proof of mailing will be sufficient proof of notice.

b.	Policy Termination

	(1)	This policy terminates:

		(a)	As to any Insured other than an “investment company” immediately upon:

			(i)	The Insured being taken over by a receiver or other liquidator or by State or Federal officials;

			(ii)	The acquisition by another entity of more than 50% of the Insured’s voting stock or voting rights; or

			(iii)	The dissolution of the Insured.

(b)
As to any “investment company” 60 days after written notice of termina tion is mailed or delivered to the first Named Insured, to all “investment companies” named in the Declara tions and to the Securities and Ex change Commission, Washington, D.C., of:

			(i)	The “investment company” being taken over by a receiver or other liquidator or by State or Federal officials;

			(ii)	The acquisition by another entity of more than 50% of the “investment company’s” voting stock or voting rights; or

			(iii)	The dissolution of the “investment company”.

If this policy terminates as to an Insured or an “investment company” for any reason specified in Paragraph 22.b.(1)(a) or 22.b.(1)(b), we will send the first Named Insured any premium refund due. The refund will be pro rata.

	(2)	This policy terminates as to any “em ployee” of any Insured other than an “in vestment company” or any partner, member, manager, officer or employee of any “data processor”:

(a)
As soon as a “designated person”, or an “employee” in your Human Resources Department or its equivalent not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in your employment or otherwise, whether or not of the type covered under Insuring Agreement 1., against you or any other person or entity, without prejudice to the loss of any “property” then in transit in the custody of such person; or

		(b)	15 days after the receipt by you of a written notice from us of our decision to terminate this policy as to such person.

(3)
This policy terminates as to any “em ployee” of any “investment company” 60 days after receipt by each “investment company” named in the Declarations and by the Securities and Exchange Commission, Washington, D.C., of our decision to terminate this policy as to such person, subject to the following:

If a “designated person”, or an “employee” in your Human Resources Department or its equivalent not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in your employment or otherwise, whether or not of the type covered under Insuring Agreement 1., against you or any other person or entity, without prejudice to the loss of any “property” then in transit in the custody of such person, you:

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(a) Shall immediately remove such “employee” from a position that would enable such “employee” to cause you to suffer a loss of the type covered by this policy; and

(b) Within 48 hours of learning that an “employee” has committed any dishonest act, shall notify us of such actions and provide full particulars of such dishonest act.

		(4)	Termination of this policy:

(a) As to any Insured other than an “investment company” terminates liability for any loss sustained by such Insured which is “discovered” after the effective date of such termination; or

(b)
As to any “investment company” terminates liability for any loss sustained by such “investment company” 60 days after written notice of termination is mailed or delivered to the first Named Insured, to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C.;

except if the Insured is an “employee benefit plan”.

F.	Definitions
As used in this policy:

	1.	“Acceptance” means the drawee’s signed agreement to pay a draft as presented. It must be written on the draft and may consist of the drawee’s signature alone.

2.
“Certificate of deposit” means an instrument containing an acknowledgment by a financial institution that a sum of “money” has been received by the financial institution and a promise by the financial institution to repay the sum of “money”.

3.
“Certificate of origin or title” means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

	4.	“Certificated security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

		a.	Represented by an instrument issued in bearer or registered form;

		b.	Of a type commonly dealt in on securities exchanges or markets or commonly recog nized in any area in which it is issued or dealt in as a medium for investment; and

		c.	Either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obliga tions.

5.
“Computer program” means a set of related electronic instructions which direct the operation and function of a computer or devices connected to it, which enable the computer or devices to receive, process, store or send “electronic data”.

	6.	“Computer system” means:

		a.	Computers, including Personal Digital As sistants (PDAs) and other transportable or handheld devices, electronic storage de vices and related peripheral components;

		b.	Systems and applications software; and

		c.	Related communications networks; by which “electronic data” is collected, transmitted, processed, stored and retrieved.

	7.	“Counterfeit” means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

	8.	“Counterfeit money” means an imitation of “money” that is intended to deceive and to be taken as genuine.

	9.	“Customer” means a person, entity or shareholder or subscriber of any “investment company” having an account with you or for whom you provide services related to your business.

10.
“Data processor” means each natural person, partnership or corporation duly authorized by you to perform services as data processor of your checks and accounting records related to such checks, but only while such “data processor” is performing such services and not creating, preparing, modifying or maintaining your computer software or “computer programs”.

Each such “data processor”, and the partners, members, managers, officers and employees of such “data processor” shall, collectively, be deemed to be one “employee” for all the purposes of this policy, excepting, however, Condition 22.b.(2). A Federal Reserve Bank or clearinghouse shall not be construed to be a “data processor”.

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11.	“Designated person” means:

	a.	Any insurance risk manager;

	b.	Any director or trustee;

	c.	Any elected, appointed or otherwise titled officer; or

	d.	The highest ranking “employee” at the office or premises where such “employee” performs the majority of his or her duties; of any Insured.

12.
“Discovery”, “discover” or “discovered” means the time when a “designated person” first be comes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

“Discovery”, “discover” or “discovered” also means the time when a “designated person” first receives notice of an actual or potential claim in which it is alleged that you are liable to a third party under circumstances which, if true, would constitute a loss under this policy.

13.
“Document of title” means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass.

14.
“Electronic data” means information, facts, images or sounds stored as or on, created or used on, or transmitted to or from computer software (including systems and applications software) on data storage devices, including hard or floppy disks, CD-ROMs, tapes, drives, cells, data processing devices or any other media which are used with electronically controlled equipment.

15.	“Employee”:

	a.	“Employee” means: (1) Any natural person:

(a) While in your service;

(b) Whom you compensate directly by salary, wages or commissions; and

(c) Whom you have the right to direct and control while performing services for you;

	(2)	Any guest student or intern pursuing studies or duties inside any of your offices or premises covered under this policy;

	(3)	Any attorney retained by you and any employee of such attorney while either is performing legal services for you;

	(4)	Any natural person who is furnished temporarily to you:

(a) To substitute for a permanent “employee” as defined in Paragraph 15.a.(1), who is on leave; or

(b) To meet seasonal or short-term workload conditions;

while that person is subject to your direction and control and performing services for you inside any of your offices or premises covered under this policy;

(5)
Any natural person who is leased to you under a written agreement between you and a labor leasing firm, to perform duties related to the conduct of your business, but does not mean a temporary “employee” as defined in Paragraph 15.a.(4);

	(6)	Any employee of an institution merged or consolidated with you prior to the effective date of this policy;

	(7)	Any of your directors or trustees while:

(a) Performing acts within the scope of the usual duties of an “employee”; or

(b)
Acting as a member of any committee duly elected or appointed by resolution of your board of directors or board of trustees to perform specific, as distinguished from general, directorial acts on your behalf;

(8)
Any natural person who is a director or trustee of yours while such director or trustee is engaged in handling “property” of any “employee benefit plan”, or any natural person who is a trustee, administrator, manager, officer or employee of any such “employee benefit plan”, except an administrator or manager who is an independent contractor;

	(9)	Any “data processor”; and

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(10)	Any partner, officer or employee of:

	(a)	An investment advisor;

	(b)	An underwriter (distributor);

	(c)	A transfer agent or shareholder accounting record keeper; or

	(d)	An administrator;

for an “investment company” while performing acts coming within the scope of the usual duties of an officer or employee of an “investment company”, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody or access to “property” of an “investment company”.

With regard to Paragraphs I5.a.(l0)(c) and 15.a.(10)(d), “employee” shall only include partners, officers and employees of a transfer agent, shareholder accounting record keeper or administrator:

(i)
Which is an affiliated person, as defined in the Investment Company Act of 1940, of an “investment company” or of the investment advisor or underwriter (distributor) of such “investment company”; or

(ii)	Which is not a bank as defined in the Investment Company Act of 1940.

b.		“Employee” does not mean:
	(1)	Any agent, broker, or other representative of the same general character not specified in Paragraph 15.a.; or
	(2)	Any independent contractor, except those contractors specified in Paragraphs 15.a.(3) and 15.a.(9).

16.
“Employee benefit plan” means any welfare or pension benefit plan shown in the Declarations that you sponsor and that is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and any amendments thereto.

17.
“Evidence of debt” means an instrument, including a “negotiable instrument”, executed by a person and held by you which in the regular course of business is treated as evidencing that person’s debt to you.

18.		“Forgery” means:

a.
The signing of the name of another person or organization in writing with intent to de ceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose; or

	b.	A fraudulent reproduction of a handwritten signature (but not the unauthorized signing of a person’s own signature).

19.	“Funds” means “money” on deposit in an account.

20.
“Guarantee” means a written undertaking obligating the signer to pay the debt of another to you, your assignee or to a financial institution from which you have purchased participation in the debt, if the debt is not paid in accordance with its terms.

21.
“Instruction” means a written order to the issuer of an “uncertificated security” requesting that the transfer, pledge or release from pledge of the “uncertificated security” specified therein be registered.

22.	“Investment company” means any investment company registered under the Investment Company Act of 1940.

23.	“Item of deposit” means any check or draft drawn upon a United States or Canadian financial institution.

24.	“Larceny and embezzlement” means those acts set forth in the Investment Company Act of 1940.

25.
“Letter of credit” means an engagement in writing by a financial institution or other person made at the request of a “customer” that the financial institution or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the “letter of credit”.

26.	“Loan” means all extensions of credit by you and all transactions creating a creditor relationship in your favor and all transactions by which you assume an existing creditor relationship.

27.	“Money” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

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28.	“Negotiable instrument” means any writing:

	a.	Signed by the maker or drawer;

	b.	Containing any unconditional promise or order to pay a sum certain in “money” and no other promise, order, obligation or power given by the maker or drawer;

	c.	Is payable on demand or at a definite time; and

	d.	Is payable to order or bearer.

“Negotiable instrument” includes a substitute check as defined in the Check Clearing for the 21st Century Act and shall be treated the same as the original it replaced.

29.	“Occurrence” means:

	a.	Any one act or series of related acts of burglary, robbery or attempt thereat, in which no “employee” is implicated;

b.
Any one act or series of related uninten tional or negligent acts or omissions on the part of any person (whether an “employee” or not) resulting in damage to or destruction of, or misplacement of, “property”;

	c.	All acts or omissions other than those specified in Paragraphs 29.a. and 29.b. caused by any person (whether an “employee” or not) or in which such person is implicated; or

	d.	Any one casualty or event not specified in Paragraphs 29.a. through 29.c.

30.	“Property” means:

	a.	“Certificated securities”, “uncertificated securities” or any other “security, document or other written record” defined in the In vestment Company Act of 1940;

b.
“Money”, stock warrants, orders upon public treasuries, “negotiable instruments”, “cer tificates of deposit”, “documents of title”, “acceptances”, “evidences of debt”, “secu rity agreements”, “withdrawal orders”, “certificates of origin or title”, “letters of credit”, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, gems, jewelry and precious metals in any form;

	c.	Tangible items of business personal prop erty consisting of furnishings, fixtures, sup plies, safes, vaults or equipment;

	d.	“Electronic data” and books of account or other records whether recorded in writing or electronically; and

	e.	“Computer programs”.

31.	“Security agreement” means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

32.	“Security, document or other written record”:

a.
Means original (including original counter parts) negotiable or nonnegotiable instru ments which represent an equitable or legal interest, ownership or debt and which in the ordinary course of business are transfer able by delivery of such instruments with any necessary endorsement or assignment.

b.
Does not mean bills of exchange, checks or drafts, “acceptances”, “certificates of de posit”, promissory notes, due bills, money orders, stock warrants, orders upon public treasuries, “letters of credit”, or other written promises, orders or directions to pay sums certain in “money”.

33.
“Teiefacsimile device” means a machine capa ble of sending or receiving a duplicate image of a written document by means of electronic im pulses transmitted through a telephone line or cable line and which reproduces the duplicate image on paper.

34.
“Teiefacsimile transfer customer” means an entity or individual that has a written agreement with you, authorizing you to rely on teiefacsimile instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

35.	“Tested” means:

a.
With regard to Insuring Agreement 7., a method of authenticating the contents of a communication by affixing to it a valid test key which has been agreed upon between you and a “customer”, automated clearinghouse or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

b.
With regard to Insuring Agreement 9., a method of authenticating the contents of a communication by affixing to it a valid test key which has been agreed upon between you and a “teiefacsimile transfer customer”, another financial institution or another of your offices for the purpose of protecting the integrity of the communication in the or dinary course of business.

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	c.	For the purpose of this definition, “test key” found in Paragraphs 35.a. and 35.b. means a code established and used in transmitting messages so that the recipient can authenticate the message.

36.	“Transportation company” means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

37.	“Uncertificated security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

	a.	Not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

	b.	Of a type commonly dealt in on securities exchanges or markets; and

	c.	Either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obliga tions.

38.
“Voice initiated transfer customer” means an entity or individual that has a written agreement with you, authorizing you to rely on voice instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

39.	“Withdrawal order” means a nonnegotiable instrument, other than an “instruction”, signed by a “customer” authorizing you to debit the “customer’s” account in the amount stated therein.

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ILCVUN06 11

THIS NOTICE IS ATTACHED TO AND MADE PART OF YOUR POLICY IN RESPONSE TO THE DISCLOSURE REQUIREMENTS OF THE RELIGIOUS FREEDOM PROTECTION AND CIVIL UNION ACT.

DISCLOSURE PURSUANT TO ENACTMENT OF THE
RELIGIOUS FREEDOM PROTECTION AND
CIVIL UNION ACT

Effective on June 1, 2011, the Religious Freedom Protection And Civil Union Act amended Illinois law by extending the same legal obligations, responsibilities, protections, and benefits that are afforded to spouses, to the parties of a civil union. A civil union is a legal relationship that is formed between two persons of the same or opposite sex. Civil unions entered into in Illinois, as well as those legally entered into in other jurisdictions, are subject to the new legislation.

With respect to your insurance policy, this means that any terms which describe any type of spousal relationship will now be considered as also applying to the parties of a civil union. If a policy includes coverage for children, no distinction will be made between coverage provided for children of a civil union versus coverage provided for children of any other family structure.

Please be assured that upon passage of the Religious Freedom Protection And Civil Union Act, we immediately modified our policy interpretation procedures to accommodate the new provisions of the Act.

If you have any questions about your coverage, including the information described in this notice, please contact your agent.

IL CVU N 06 11

FINANCIAL INSTITUTIONS
Fl 20 13 01 10
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AUDIT AND CLAIMS EXPENSE - EXTENDED COVERAGE

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

Insuring Agreement 8. Audit And Claims Expense of the Financial Institution  Crime Policy For Finance Companies, Insuring Agreement 10. of the Financial Institution Crime Policy For Insurance Companies or the Financial Institution Crime Policy For Securities Brokers And Dealers, or Insuring Agreement 11. of the Financial Institution Crime Policy For Investment Companies is replaced by the following:

Audit And Claims Expense - Extended Coverage

a.	We will pay for reasonable expenses incurred by you with our prior written consent:

(1)
For that part of the cost of audits or examinations conducted by independent accountants or auditors to determine the amount of loss or damage that you sustained that is covered under this policy; and

(2)	That are directly related to the preparation of a proof of loss in support of a claim covered under this policy.

b.	Any expenses covered under this Insuring Agreement will be paid only after settlement of the covered loss under this policy.

c.
We shall have no liability to pay any such expenses under this Insuring Agreement, if the amount of the covered loss does not exceed the Single Loss Deductible Amount applicable to the Insuring Agreement under which the loss was covered.

Fl 2013 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 1 ☐

FINANCIAL INSTITUTIONS
Fl 20 15 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PROVIDE REQUIRED NOTICE OF CANCELLATION,
MODIFICATION OR TERMINATION TO THE FINANCIAL
INDUSTRY REGULATORY AUTHORITY

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

We will promptly notify the Financial Industry Regulatory Authority concerning cancellation, termination or substantial modification of this policy, or termination of any "employee" covered thereunder, whether such cancellation, modification or termination is at your request or ours. We will use our best efforts to notify the Authority, but failure to notify the Authority shall not impair or delay the effectiveness of such cancellation, modification or termination.

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POLICY NUMBER:	FINANCIAL INSTITUTIONS Fl 10 11 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

  PROVIDE DISCOVERY COVERAGE FOR
ACQUIRED INSTITUTIONS

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION COMBINATION SAFE DEPOSITORY POLICY
FINANCIAL INSTITUTION COMPUTER CRIME POLICY
FINANCIAL INSTITUTION CRIME POLICY FOR BANKS AND SAVINGS INSTITUTIONS
FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES DEALERS AND BROKERS

SCHEDULE

Percentage Of The Fidelity Insuring Agreement Single Loss Deductible Amount:	100%

Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

1.	Paragraph b. of the Consolidation - Merger Or Acquisition Condition is replaced by the following:

For institutions you acquire in which you own greater than 50% of the voting stock or voting rights, we will pay for loss ("loss") sustained by the acquired institution resulting directly from an "occurrence" taking place at any time and "discovered" by a "designated person" during the Policy Period shown in the Declarations. Coverage under this policy shall automatically become effective on the date of acquisition with no additional premium required, provided:

	(1)	The assets of the acquired institution do not exceed 10% of your total assets as reflected in your most recent calendar quarter consolidated financial statements immediately preceding the effective date of this policy;

	(2)	The acquired institution has not had any paid or reported pending claims of the type covered under this policy in excess of the Percentage Of The Fidelity Insuring Agreement Single Loss Deductible Amount shown in the Schedule, for the three years prior to the date of acquisition; and

	(3)	You are not aware of any disciplinary actions or proceedings by State or Federal officials or other regulatory agencies.

2.	If this endorsement is attached to a nonaggregate limit policy, the reference in this endorsement to Single Loss Deductible Amount shall be deemed to mean Deductible Amount.

Fl 10 11 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 1 ☐

POLICY NUMBER:	FINANCIAL INSTITUTIONS Fl 10 01 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICY CHANGE (DISCOVERY FORM)

This endorsement modifies insurance provided under the Discovery version of the following:

FINANCIAL INSTITUTION COMPUTER CRIME POLICY
FINANCIAL INSTITUTION CRIME POLICY FOR BANKS AND SAVINGS INSTITUTIONS
FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

SCHEDULE

	Change Number	Date Of Issue	Effective Date Of Change
12:01 AM on:
1.	The Named Insured is changed to:
2.
The following Insured(s) is added as a Named Insured:
Destra Investment Trust; Destra Investment Trust II; Destra Next Dimension Fund; Destra Global L-Series Fund; Destra International L-Series Fund; Destra Preferred & Income Securities Fund; Destra Focused Equity Fund; Destra High Dividend Strategy Fund

3.	The following Insured(s) is deleted as a Named Insured:
4.	The Mailing Address is changed to:
5.	The Policy Period is: Extended to: Reduced to:
6.	The following Insuring Agreement(s) is added to the Policy:
Insuring Agreement(s)	Single Loss Limit Of insurance	Single Loss Deductible Amount
	$	$
	$	$
	$	$

Fl 10 01 0110	© Insurance Services Office, Inc., 2009	Page 1 of 2 ☐

7.	The following Insuring Agreement(s) is deleted from the Policy:
8.	The following Insuring Agreement(s) is changed as respects the Single Loss Limit(s) Of Insurance and/or Single Loss Deductible Amount(s):
Insuring Agreement(s)	Single Loss Limit Of Insurance	Single Loss Deductible Amount
	$	$
	$	$
	$	$
9.	The following Endorsement(s) is added to the Policy:
10.	The following Endorsement(s) is deleted from the Policy:
11.	The percentage of the Single Loss Deductible over which losses must be reported is changed to: %
12.	Voice Initiated Transfer Fraud Insuring Agreement
13.	Telefacsimile Transfer Fraud Insuring Agreement The verification callback amount is changed to: $
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

Application of changes affected by this endorsement:

1.	All Changes Other Than In Paragraph 2.

This change applies to loss or damage that you sustain resulting directly from an "occurrence" taking place at any time which is "discovered" by a "designated person" on or after the Effective Date Of Change. However, if a Retroactive Date endorsement is used, the provisions of that endorsement are controlling.

2.	Deletion Of Coverage

This change applies to loss or damage that you sustain resulting directly from an "occurrence" taking place on or after the Effective Date Of Change which is "discovered" by a "designated person" after the Effective Date Of Change.

3.	If this endorsement is attached to a nonaggregate limit policy, the references in this endorsement to Single Loss Limit Of Insurance and Single Loss Deductible Amount shall be deemed to mean Limit of Insurance and Deductible Amount, respectively.

Accepted
First Named Insured: Name: Title:

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Blanket Bond Insurance Agreement

This Agreement is made as of the 21st day of February, 2012, by and among the investment companies listed in Appendix A (collectively referred to herein as the “Funds” or the “Parties”).

Witnesseth:

Whereas, the Funds, each of which is advised by Destra Capital Advisors LLC, a Delaware Limited Liability Company (“Adviser”), have agreed to acquire a joint insured policy (the “Policy”) issued by U.S. Specialty Insurance Company containing broker’s blanket bond coverage (“Blanket Bond Coverage”) which shall cover all Parties;

Whereas, the total amount of the Blanket Bond Coverage under the Policy will be $300,000 (“Bond Amount”) based upon the determination of each insured Party’s Board of Trustees, that such insured Parties should have an amount of coverage, in the aggregate, of $300,000 (“Basic Bond Coverage”) as provided in Appendix B; and

Whereas, the Parties desire to provide herein for an allocation of the premiums for the Blanket Bond Coverage and a manner of allocating any loss proceeds received under the Policy.

The Parties, therefore, agree that:

1.Allocation of Blanket Bond Coverage Premium.  Each Party shall pay a proportionate share of the Blanket Bond Coverage annual premium based on assets as set forth in Appendix C.

2.Losses.

(a)General.  The Policy is a “claims made” insurance policy and a Policy Year is the period from March 31, 2012 through the next succeeding March 31, 2013 (or any modification of that period as may be agreed by the Parties and the insurer).  The insured loss (including all related expenses) of a Party which relates to a claim made by that Party relating to a particular Policy Year under the Blanket Bond Coverage is hereinafter referred to as a “Blanket Bond Loss.”  Party includes the trustees, directors and officers of an insured Party and other insured agents or employees of such a Party.

(b)Blanket Bond Loss.  If only one insured Party incurs a Blanket Bond Loss relating to a Policy Year, the proceeds of the Blanket Bond Coverage for that Policy Year will be allocated to that Party.  If more than one insured Party incurs a Blanket Bond Loss relating to a particular Policy Year, the proceeds of the Blanket Bond Coverage for that Policy Year will first be allocated among those insured Parties in proportion to their respective premiums paid under Paragraph 1 hereof for Blanket Bond Coverage.  If, for that particular Policy Year, after initial allocation, there are remaining proceeds of the Blanket Bond Coverage and there are then insured Parties whose Blanket Bond Losses have not been paid in full, such proceeds shall be further allocated among such insured Parties in proportion to their respective premiums paid for such Coverage (repeating this further allocation procedure as each of such insured Parties is paid in full, until all proceeds have been allocated).  If all Blanket Bond Losses relating to a particular Policy Year are not paid at the same time, the insured Parties who claim such Losses for that Policy Year shall make such provisions as they deem suitable to the particular circumstances (taking into account the size of any payment received, the size, nature and expected result of any remaining claims, and all other relevant factors) to permit a later re-allocation of amounts first paid.  In no event shall any insured Party who incurs a Blanket Bond Loss relating to a Policy Year which equals or exceeds its Basic Bond Coverage be allocated proceeds of the Blanket Bond Coverage for that particular Policy Year in an amount less than its Basic Bond Coverage.

3.Notices.  Each Party agrees to give promptly to the insurer all notices required under the Policy and to send a copy of each such notice to the Adviser.

4.Agent.  The Adviser is hereby appointed as the agent for all of the Parties for the purpose of making, adjusting, receiving and enforcing payment of all claims under the Policy and otherwise dealing with the insurer with respect to the Policy.  All expenses incurred by the Adviser in its capacity as agent for claims shall be shared by the Parties (including the Adviser) in the same manner as above provided for the sharing of Losses.

5.Modification and Termination.  This Agreement may be modified or amended from time to time by mutual written agreement among all of the Parties.  It may be terminated with respect to any one Party by not less than 60 days’ written notice to the other Parties which are still parties to the Agreement.  It shall terminate with respect to any Party as of the date that Party ceases to be an assured under the Policy; provided that such termination shall not affect that Party’s rights and obligations hereunder with respect to any claims on behalf of that Party which are paid under the Policy by the insurer after the date the Party ceases to be an insured under the Policy.

6.Further Assurances.  Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

2

In Witness Whereof, the Parties have caused this Agreement to be executed as of the day and year first above written.

Destra Investment Trust

By Nicholas Dalmaso
   President

3

Amended Appendix A

Funds

Destra Next Dimension Fund
Destra High Dividend Strategy Fund

Amended Appendix B

Party	Basic Bond Coverage
Destra Next Dimension Fund

Destra High Dividend Strategy Fund
Total Coverage

2

Amended Appendix C

Party	Annual Premium
Destra Next Dimension Fund

Destra High Dividend Strategy Fund

3

APPENDIX A

THE FOLLOWING RESOLUTIONS WERE ADOPTED BY THE BOARD OF TRUSTEES AT THE REGULAR MEETING OF THE BOARD OF TRUSTEES HELD ON FEBRUARY 21, 2012:

WHEREAS, it is intended for the Trusts and each Fund to obtain fidelity bond coverage in accordance with Rule 17g-1 of the Investment Company Act of 1940.

NOW, THEREFORE, BE IT

RESOLVED, that the officers of the Trusts be, and they hereby are, authorized and directed to make all payments, if any, and do any and all acts as they deem necessary or desirable to obtain the fidelity bond coverage for the Trusts and each Fund and to enter into an agreement with each Fund concerning such coverage as required by Rule 17g-1(f) under the Investment Company Act of 1940, such agreement being in substantially the form as provided.

THE FOLLOWING RESOLUTIONS WERE ADOPTED BY THE BOARD OF TRUSTEES AT THE REGULAR MEETING OF THE BOARD OF TRUSTEES HELD ON MAY 14, 2012:

RESOLVED, that the payment by the Trusts of the premium in the amount of $2,000 for the fidelity bond coverage (“Fidelity Bond”) in the aggregate amount of $300,000 for the period from March 31, 2012 through March 31, 2013 be, and it hereby is, approved and ratified, taking into consideration, among other things, the size of the Funds, the nature of the portfolio and custody arrangements, the amount of the Fidelity Bond and the amount of the premium for such bond.